January 15, 2013 VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

    Re:  American Eagle Outfitters, Inc.

            Form 10-K for Fiscal Year Ended January 28, 2012

            Filed March 15, 2012

            Definitive 14A Filed April 20, 2012

            Form 10-Q for Fiscal Quarter Ended April 28, 2012

            Filed May 24, 2012

            Form 8-K Furnished November 29, 2012

            File No. 001-33338

Dear Ms. Jenkins:

American Eagle Outfitters, Inc. (the “Company”) acknowledges receipt of your letter dated January 3, 2013 related to the above referenced filings.

This letter confirms our discussion on January 10, 2013 with Suying Li from your office, during which the Company was granted an extension of time to respond to the inquiries contained in the referenced letter. The Company currently anticipates submitting a response on or before January 31, 2013.

If you have any questions, please contact the undersigned at (412) 432-3300.

Very truly yours,

By: /s/ Scott Hurd Scott Hurd Vice President and Controller